UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65139/August 16, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14440

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In the Matter of   :
                                                    :
INTERNET MARKETING, INC.,   :
INTREPID TECHNOLOGY &   :   ORDER MAKING FINDINGS
     RESOURCES, INC.,   :   AND REVOKING REGISTRATIONS
ION TECHNOLOGY, INC.,   :   BY DEFAULT
ITEMUS, INC., and   :
ITIS HOLDINGS, INC.   :

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        The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on June 28, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents had not filed required periodic reports and thus were in violation of Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16. Respondents were all served with the OIP by July 14, 2011. See 17 C.F.R. §§ 201.141(a)(2)(ii), (iv). Answers were due by July 27, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b).

        Respondents are in Default because they did not file Answers, participate in the telephonic prehearing conference on August 11, 2011, or otherwise defend the proceeding. I find the allegations in the OIP to be true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact and Conclusions of Law

        Internet Marketing, Inc. (Internet Marketing), Central Index Key (CIK) No. 1081851, is a Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Internet Marketing is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2006, which reported a net loss of $731 for the prior twelve months. As of June 23, 2011, the company's stock, symbol IMIZ, was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

        Intrepid Technology & Resources, Inc. (Intrepid Technology), CIK No. 1083742, is an Idaho corporation located in Idaho Falls, Idaho, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Intrepid Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended June 30, 2008, which reported a net loss of over $4.5 million for the prior twelve months. As of June 23, 2011, the company's stock, symbol ITRP, was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Ion Technology, Inc. (Ion Technology), CIK No. 1181920, is a revoked Nevada corporation located in Campbell, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ion Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on September 10, 2002. On May 29, 2003, Ion Technology filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on November 18, 2003. As of June 23, 2011, the company's stock, symbol IOTG, was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Itemus, Inc. (Itemus), CIK No. 907358, is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Itemus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 40-F for the period ended December 31, 1999, which reported a net loss of over $107 million for the prior twelve months. On November 15, 2001, the Ontario Securities Commission closed trading in the company's stock because of delinquent filings. As of June 23, 2011, the company's stock, symbol ITMUQ, was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

ITIS Holdings, Inc. (ITIS Holdings), CIK No. 3959, is a defaulted Nevada corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). ITIS Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2006, which reported a net loss of over $277,000 for the prior three months. As of June 23, 2011, the company's stock, symbol ITHH, was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. Internet Marketing, Intrepid Technology, Ion Technology, Itemus, and ITIS Holdings have each failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that it is both necessary and appropriate to revoke the registration of each class of the registered securities of Internet Marketing, Intrepid Technology, Ion Technology, Itemus, and ITIS Holdings.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Internet Marketing, Inc., Intrepid Technology & Resources, Inc., Ion Technology, Inc., Itemus, Inc., and ITIS Holdings, Inc., is hereby revoked.

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Brenda P. Murray
Chief Administrative Law Judge